UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Despegar.com Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

G27358103

(CUSIP Number)

Julie Smith / 307 West 38th Street, Suite 2003, New York, NY 10018 / (646) 593 8783

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31st, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27358103	13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Moerus Capital Management, LLC 47-3262522
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(see instructions)		(b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
3,625,742
	6.	SHARED VOTING POWER
122,781
	7.	SOLE DISPOSITIVE POWER
3,748,523
	8.	SHARED DISPOSITIVE POWER
n/a
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,748,523
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [n/a]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.67%
12.		TYPE OF REPORTING PERSON (see instructions)
IA

CUSIP No. G27358103	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer
Despegar.com Corporation

	(b)	Address of Issuer’s Principal Executive Offices
Juana Manso 999, Ciudad Autonoma de Buenos Aire, Buenos Aires, C1107CBR, Argentina

Item 2.	(a)	Name of Person Filing
Moerus Capital Management, LLC

	(b)	Address of the Principal Office or, if none, residence
307 West 38th Street, Suite 2003, New York, NY 10018

	(c)	Citizenship or Place of Organization
Delaware

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
G27358103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G27358103	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		3,748,523
(b)	The Reporting Persons may be deemed the beneficial owners of 5.67% of the Issuer’s outstanding Ordinary Shares. This percentage was calculated by dividing (i) 3,748,523, the number of Ordinary Shares held by the Fund, by (ii) 66,056,445, the number of Ordinary Shares issued and outstanding as of December 31, 2022, as reported in the Issuers Form 20-F filed with the Securities and Exchange Commission on April 27th, 2023.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	3,625,742
	(ii)	Shared power to vote or to direct the vote:	122,781
	(iii)	Sole power to dispose or to direct the disposition of:	3,748,523
	(iv)	Shared power to dispose or to direct the disposition of:	n/a

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [n/a] . Instruction. Dissolution of a group requires a response to this item.

n/a

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

n/a

Item 8. Identification and Classification of Members of the Group.

n/a

Item 9. Notice of Dissolution of Group.

n/a

CUSIP No. G27358103	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Moerus Capital Management LLC hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Moerus is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

By:
Name:	Julie Smith
Title:	Chief Compliance Officer

Date:	February 7, 2024